Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919
Ronald Tealer, Managing Member, Chief Executive Officer, Secretary, Director

August 22, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

      Re: **Oriel Capital Partners, LLC**
          Amendment No. 4 to Offering Statement on Form 1-A
          Filed July 16, 2012
          File No. 024-10307

Dear Mr. Kluck:

      I am writing in response to your letter dated July 30, 2011 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics.*

<u>General Risks, page 5</u>

<u>"No Reliance of Prior Performance of Officers," page 7</u>

1. Please clearly indicate that the officers of the company do not have any prior experience in operating a business similar to the company's business. If the officers have such experience, please disclose, elsewhere in the prospectus, a summary of each officer's real estate experience in the last ten years. This summary should include:

- **total amount of money raised from investors and the total number of investors, if applicable;**
- **number of properties purchased and location by region;**
- **aggregate dollar amount of properties purchased;**
- **percentage (based on purchase prices rather than on number) of properties that are commercial and residential;**
- **percentage (based on purchase prices) of new, used or construction properties;**
- **number of properties sold; and**
- **discussion of those major adverse business developments or conditions experienced by any of the properties managed by such officer that would be**

material to investors in you.

The registration statement has been revised to clarify that the officers do not have any prior experience in operating a business similar to the company's business.

Financial Statements
General

2. **Please revise the financial statements and the notes thereto to clearly label each page as unaudited. Specifically, type unaudited in each of the heading pages of the financial statements and notes thereto. This comment should be applied to each of the three sets of financial statements which you have provided.** *The financial statements have been revised accordingly.*

3. **It appears from your disclosure under the section "No Operating History" that the registrant's date of inception is April 21, 2011. Please update each set of financial statement headings to specifically notate the date of inception. For example, type "For the Period from April 21, 2011 (the date of inception) to March 31, 2012" for the heading that now states "For the Period from the Date of Inception to March 31, 2012".** *The financial statements have been revised accordingly.*

Statement of Changes in Member's Equity

4. **In an amended filing, please provide a distinct and separate Statement of Changes in Member's Equity for each of the three sets of financial statements which you have provided. Please provide a full heading for the Statement of Changes in Member's Equity because this is an autonomous financial statement.** *The financial statements have been revised accordingly.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Ronald Tealer

/s/ Ronald Tealer
CEO